FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-206677-06

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

 The preliminary prospectus to which this is a supplement, dated July 11, 2016, may be amended or completed prior to time of sale.

SUPPLEMENT
(To Prospectus Dated July 11, 2016)

$833,512,000 (Approximate)

WELLS FARGO COMMERCIAL MORTGAGE TRUST 2016-C35
(Central Index Key Number 0001676734)

as Issuing Entity

Wells Fargo Commercial Mortgage Securities, Inc.
(Central Index Key Number 0000850779)

as Depositor

Rialto Mortgage Finance, LLC
(Central Index Key Number 0001592182)

Barclays Bank PLC
(Central Index Key Number 0000312070)

Wells Fargo Bank, National Association
(Central Index Key Number 0000740906)

UBS Real Estate Securities Inc.
(Central Index Key Number 0001541886)

C-III Commercial Mortgage LLC
(Central Index Key Number 0001541214)

National Cooperative Bank, N.A.
(Central Index Key Number 0001577313)

Basis Real Estate Capital II, LLC

(Central Index Key Number 0001542105)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2016-C35

This is a supplement (“Supplement”) to the prospectus dated July 11, 2016 (the “Preliminary Prospectus”). Capitalized terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Structural Update

1.     Class A-4, Class A-4FL and Class A-4FX certificates.

 The certificate balance of the Class A-4 certificates will be reduced to $227,377,000. A new class of certificates, the Class A-4FL certificates, with an initial certificate balance of $50,000,000, will be privately offered, which will receive payments and be allocated losses as described in this Supplement. An additional class of certificates, the Class A-4FX certificates, with an initial certificate balance of $0, will also be privately offered. The Class A-4FX and Class A-4FL certificates will receive payments and be allocated losses in respect of the Class A-4FX regular interest on a pro rata and pari passu basis as described herein. Additional information with respect to the Class A-4, Class A-4FL and Class A-4FX certificates is set forth in this Supplement below. The trust will privately offer the Class A-4FL and Class A-4FX certificates pursuant to a private placement memorandum (as may be amended or supplemented, the “Memorandum”). After giving effect to the addition of the Class A-4FL certificates and the Class A-4FX certificates, the trust will issue eighteen (18) classes of commercial mortgage pass-through certificates, and the aggregate certificate balance of certificates offered by the

Wells Fargo Securities	Barclays	UBS Securities LLC
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner
Academy Securities		Societe Generale
Co-Manager		Co-Manager

The date of this Supplement is July 13, 2016

Preliminary Prospectus is now $833,512,000. Neither the Class A-4FL nor the Class A-4FX certificates are being offered by this Supplement and any information in this Supplement concerning those certificates is presented solely to enhance your understanding of the Offered Certificates.

All references to the Class A-4 certificates in the Preliminary Prospectus in respect of principal and interest entitlements, allocations of realized losses and the discussions related thereto, including the related risks and the yield on the certificates in respect of such entitlements and allocations, will be revised to refer to the Class A-4 certificates and the Class A-4FX regular interest on a pro rata and pari passu basis.

2.     Class X-A certificates.

The Class X-A certificates will have an aggregate notional amount equal to the aggregate certificate balance of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S certificates and the Class A-4FX regular interest outstanding from time to time. The pass-through rate for the Class X-A certificates for any distribution date will be a per annum rate equal to the excess, if any, of (a) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, over (b) the weighted average of the pass-through rates on the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S certificates and the Class A-4FX regular interest for the related distribution date, weighted on the basis of their respective aggregate certificate balances outstanding immediately prior to that distribution date. For purposes of the calculation of the weighted average of the net mortgage interest rates on the mortgage loans for each distribution date, the mortgage interest rates will be adjusted as necessary to a 30/360 basis. All other references to the approximate initial notional amount and the pass-through rate for the Class X-A certificates in the Preliminary Prospectus are also revised as described in the preceding sentence.

3.     Revised Issue Characteristics.

As a result of the structural revisions detailed in (1) above, the information in the tables on the cover of the Preliminary Prospectus and on page 3 thereof is revised in relevant part as follows:

Class	Approx. Initial Certificate Balance or Notional Amount(1)	Approx. Initial Credit Support(2)	Approx. Initial Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Weighted Average Life (Years)(4)	Expected Principal Window(4)
Offered Certificates
A-4	$ 227,377,000	30.000%	%	(5)	June 2026	9.88	06/26 – 06/26
X-A	$ 785,060,000(6)	NAP	%	Variable(7)	NAP	NAP	NAP
Non-Offered Certificates
A-4FL	$ 50,000,000(8)	30.000%	LIBOR + %(9)	Floating	June 2026	9.88	06/26 – 06/26
A-4FX	$ 0(8)	30.000%	%	(5)	June 2026	9.88	06/26 – 06/26

(1)	Approximate, subject to a permitted variance of plus or minus 5%.
(2)	The approximate initial credit support percentages with respect to the Class A-4, Class A-4FL and Class A-4FX certificates represent the approximate credit enhancement for the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX regular interest in the aggregate. No class of certificates will provide any credit support to the Class A-4FL certificates for any failure by the swap counterparty to make the payment under the swap contract.
(3)	The assumed final distribution dates set forth in this Supplement have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date” in the Preliminary Prospectus.
(4)	The weighted average life and expected principal window during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a certificate balance are based on the assumptions set forth under “Yield and Maturity Considerations—Weighted Average Life” in the Preliminary Prospectus and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates or anticipated repayment dates of the mortgage loans.
(5)	The pass-through rates for the Class A-4, Class A-4FX and the Class A-4FX regular interest, in each case, will be one of the following: (i) a fixed rate per annum, (ii) a variable rate per annum equal to the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, (iii) a variable rate per annum equal
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to the lesser of (a) a fixed rate and (b) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date or (iv) a variable rate per annum equal to the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date minus a specified percentage. For purposes of the calculation of the weighted average of the net mortgage interest rates on the mortgage loans for each distribution date, the mortgage interest rates will be adjusted as necessary to a 30/360 basis.

(6)	The Class X-A certificates are notional amount certificates. The notional amount of the Class X-A certificates will be equal to the aggregate certificate balance of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S certificates and the Class A-4FX regular interest. The Class X-A certificates will not be entitled to distributions of principal.
(7)	The pass-through rate for the Class X-A certificates for any distribution date will be a per annum rate equal to the excess, if any, of (a) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, over (b) the weighted average of the pass-through rates on the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S certificates and the Class A-4FX regular interest for the related distribution date, weighted on the basis of their respective aggregate certificate balances outstanding immediately prior to that distribution date. For purposes of the calculation of the weighted average of the net mortgage interest rates on the mortgage loans for each distribution date, the mortgage interest rates will be adjusted as necessary to a 30/360 basis.
(8)	The aggregate certificate balance of the Class A-4FL and Class A-4FX certificates will at all times equal the certificate balance of the Class A-4FX regular interest. The certificate balance of the Class A-4FX certificates will initially be $0. The approximate initial certificate balance of the Class A-4FX regular interest is $50,000,000.
(9)	The pass-through rate for the Class A-4FL certificates will be a per annum rate equal to LIBOR plus [ ]%; provided, however, that under certain circumstances, the pass-through rate on the Class A-4FL certificates may convert to the pass-through rate applicable to the Class A-4FX regular interest; provided, further, that if such per annum rate is determined to be below zero, the per annum rate will be deemed to be zero. The initial LIBOR rate will be determined two LIBOR business days prior to the closing date, and subsequent LIBOR rates for the Class A-4FL certificates will be determined two LIBOR business days before the start of the related interest accrual period.

All other references to the approximate initial certificate balance of each of the Class A-4 certificates and assumed final distribution date of the Class A-4 in the Preliminary Prospectus are also revised to reflect the information reflected in the chart above.

Additionally, the approximate % of initial pool balance reflected on page 34 of the Preliminary Prospectus for the Class A-4 certificates is revised to 22.229%.

In addition, all references in the Preliminary Prospectus to Senior Certificates, Class A Certificates (except with respect to its use in the defined term “Offered Certificates”) and Principal Balance Certificates are revised to reflect that each of the Class A-4FL and Class A-4FX certificates are included therein.

In respect of the interest and principal entitlements of the certificates, clauses First through Fifth of the distribution waterfall under “Description of the Certificates—Priority of Distributions” on pages 356 and 357 of the Preliminary Prospectus are replaced in their entirety with the following (with corresponding changes made to clauses First through Third of the distribution waterfall under “Summary of Terms—Distributions—A. Amount and Order of Distributions” on pages 39 and 40 of the Preliminary Prospectus):

First, to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB, Class X-A, Class X-B and Class X-D certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates), in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Distribution Amounts for such classes and regular interest;

Second, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates), in reduction of the Certificate Balances of those classes, in the following priority:

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(i)     prior to the Cross-Over Date

(a)     to the Class A-SB certificates, in an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balance of the Class A-SB certificates is reduced to the Class A-SB Planned Principal Balance for such Distribution Date,

(b)     to the Class A-1 certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clause (a) above have been made) for such Distribution Date, until the Certificate Balance of the Class A-1 certificates is reduced to zero,

(c)     to the Class A-2 certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (a) and (b) above have been made) for such Distribution Date, until the Certificate Balance of the Class A-2 certificates is reduced to zero,

(d)     to the Class A-3 certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (a), (b) and (c) above have been made) for such Distribution Date, until the Certificate Balance of the Class A-3 certificates is reduced to zero,

(e)     to the Class A-4 certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates), pro rata (based upon their respective Certificate Balances), in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (a), (b), (c) and (d) above have been made) for such Distribution Date, until the Certificate Balances of the Class A-4 certificates and the Class A-4FX Regular Interest are reduced to zero,

(f)     to the Class A-SB certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (a), (b), (c), (d) and (e) above have been made) for such Distribution Date, until the Certificate Balance of the Class A-SB certificates is reduced to zero; and

(ii)     on or after the Cross-Over Date, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates), pro rata (based upon their respective Certificate Balances), in an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balances of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates) are reduced to zero;

Third, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates), up to an amount equal to, and pro rata, based upon the aggregate unreimbursed Realized Losses previously allocated to each such class and regular interest, plus interest on that amount at the Pass-Through Rate for such class and regular interest compounded monthly from the date the related Realized Loss was allocated to such class and regular interest;

Fourth, to the Class A-S certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount of such class;

Fifth, after the Certificate Balances of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest (and, therefore, the Class A-4FL and Class A-4FX certificates) have been reduced to zero, to the Class A-S certificates, in reduction of their Certificate Balance, up to an amount equal to the Principal Distribution Amount for such Distribution Date less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, until their Certificate Balance is reduced to zero;

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The order of priority of any remaining distributions will be as described in “Description of the Certificates—Distributions—Priority of Distributions” in the Preliminary Prospectus, except as modified to account for the Class A-4FX Regular Interest.

Additionally, the last paragraph beginning on page 371 and continuing onto page 372 and the first and second full paragraphs on page 372 of the Preliminary Prospectus are replaced in their entirety with the following three paragraphs:

Prior to the Cross-Over Date, allocation of principal on any Distribution Date will be made first, to the Class A-SB certificates until their Certificate Balance has been reduced to the Class A-SB Planned Principal Balance for the related Distribution Date, second, to the Class A-1 certificates, until their Certificate Balance has been reduced to zero, third, to the Class A-2 certificates, until their Certificate Balance has been reduced to zero, fourth, to the Class A-3 certificates, until their Certificate Balance has been reduced to zero, fifth, to the Class A-4 certificates and the Class A-4FX Regular Interest (and, therefore, to the Class A-4FL and Class A-4FX certificates), pro rata (based upon their respective Certificate Balances), until their respective Certificate Balances have been reduced to zero, and sixth, to the Class A-SB certificates until their Certificate Balance has been reduced to zero. On or after the Cross-Over Date, allocation of principal will be made to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest (and, therefore, the Class A-4FL and Class A-4FX certificates) that are still outstanding, pro rata (based upon their respective Certificate Balances), without regard to the Class A-SB Planned Principal Balance, until their Certificate Balances have been reduced to zero. See “—Distributions—Priority of Distributions” above.

Allocation to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest, for so long as they are outstanding, of the entire Principal Distribution Amount for each Distribution Date will have the effect of reducing the aggregate Certificate Balance of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest at a proportionately faster rate than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest, the percentage interest in the issuing entity evidenced by the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest will be decreased (with a corresponding increase in the percentage interest in the issuing entity evidenced by the Subordinate Certificates), thereby increasing, relative to their respective Certificate Balances, the subordination afforded to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest by the Subordinate Certificates.

Following retirement of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-SB certificates and the Class A-4FX Regular Interest, the successive allocation on each Distribution Date of the remaining Principal Distribution Amount to the Class A-S certificates, the Class B certificates, the Class C certificates, the Class D certificates, the Class E certificates, the Class F certificates and the Class G certificates, in that order, for so long as they are outstanding, will provide a similar, but diminishing benefit to those certificates (other than to the Class G certificates) as to the relative amount of subordination afforded by the outstanding classes of certificates with later sequential designations.

Moreover, the first full paragraph on page 373 of the Preliminary Prospectus is replaced in its entirety with the following paragraph:

Following the reduction of the Certificate Balances of all classes of Subordinate Certificates to zero, the certificate administrator will be required to allocate Realized Losses among the Senior Certificates (other than the Class X Certificates and the Class A-4FX and Class A-4FL certificates) and the Class A-4FX Regular Interest (and, therefore, the Class A-4FX

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and Class A-4FL certificates), pro rata, based upon their respective Certificate Balances, until their respective Certificate Balances have been reduced to zero.

The privately offered Class A-4FL and Class A-4FX certificates will represent beneficial ownership interests in a portion of a grantor trust, the assets of which will include, among other things, a regular interest in the Upper-Tier REMIC, designated as the “Class A-4FX Regular Interest”, and the rights and obligations under the Class A-4FL Swap Contract (as defined below under Additional Information). For so long as it is in effect, the Class A-4FL Swap Contract will provide, among other things, that amounts payable as fixed rate interest with respect to the Class A-4FX Regular Interest will be exchanged for amounts payable as floating rate interest under the Class A-4FL Swap Contract, with payments to be made between the Swap Counterparty (as defined below under Additional Information) and the trustee on behalf of the holders of the Class A-4FL certificates on a net basis.

With respect to each interest-bearing class of the certificates and the Class A-4FX Regular Interest, interest will accrue during each interest accrual period based upon: (i) with respect to the Class A-4FX Regular Interest and each class of certificates other than the Class A-4FL certificates, the assumption that each interest accrual period consists of 30 days and each year consists of 360 days; and (ii) with respect to the Class A-4FL certificates, the interest accrual period for any distribution date will be the period from and including the distribution date in the month preceding the month in which the related distribution date occurs (or, in the case of the first distribution date, the Closing Date) to, but excluding, the related distribution date. With respect to the Class A-4FL certificates, interest will be calculated based upon the actual number of days in the related interest accrual period and a year consisting of 360 days; provided that if the pass-through rate for the Class A-4FL certificates converts to a fixed rate, the interest calculation method and interest accrual period for Class A-4FL certificate will be the same as the Class A-4FX Regular Interest.

In respect of Yield Maintenance Charges and Prepayment Premiums, the first paragraph under the heading “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums” in the Preliminary Prospectus on page 367 and 368 is replaced in its entirety with the following:

If any Yield Maintenance Charge or Prepayment Premium is collected during any particular collection period with respect to any Mortgage Loan, then on the Distribution Date corresponding to that Collection Period, the certificate administrator will pay that Yield Maintenance Charge or Prepayment Premium in the following manner: (1) to each of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB, Class A-S, Class B, Class C and Class D certificates and the Class A-4FX Regular Interest, the product of (a) such Yield Maintenance Charge or Prepayment Premium, (b) the related Base Interest Fraction for such class or regular interest, and (c) a fraction, the numerator of which is equal to the amount of principal distributed to such class or regular interest for that Distribution Date, and the denominator of which is the total amount of principal distributed to all Principal Balance Certificates for that Distribution Date, (2) to the Class X-A certificates, the excess, if any, of (a) the product of (i) such Yield Maintenance Charge or Prepayment Premium and (ii) a fraction, the numerator of which is equal to the amount of principal distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S certificates and the Class A-4FX Regular Interest for that Distribution Date, and the denominator of which is the total amount of principal distributed to all Principal Balance Certificates for that Distribution Date, over (b) the amount of such Yield Maintenance Charge or Prepayment Premium distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB and Class A-S certificates and the Class A-4FX Regular Interest as described above, and (3) to the Class X-B certificates, any remaining such Yield Maintenance Charge or Prepayment Premium not distributed as described above.

4.     Additional Information.

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a)   Swap Contract and Swap Counterparty. The Wells Fargo Commercial Mortgage Trust 2016-C35, Commercial Mortgage Pass-Through Certificates, Series 2016-C35, will have the benefit of an interest rate swap contract (the “A-4FL Swap Contract”) with Wells Fargo Bank, National Association, as swap counterparty (the “Swap Counterparty”), in an initial notional amount equal to the aggregate initial certificate balance of the Class A-4FL certificates. The notional amount of the swap contract will decrease to the extent of any decrease in the certificate balance of the Class A-4FL certificates. The swap contract will have a maturity date which will be the earlier of the Distribution Date in July 2048 (the same date as the rated final Distribution Date for the Class A-4FL certificates) and the Distribution Date on which the notional amount of the A-4FL Swap Contract has been reduced to zero, unless it has already terminated.

b)   Certain Affiliations. With respect to the relationships of Wells Fargo Bank, National Association described in the second paragraph of “Transaction Parties—The Master Servicers” and in “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” in the Preliminary Prospectus, Wells Fargo Bank, National Association as Swap Counterparty is an affiliate of the depositor and one of the underwriters and is also one of the mortgage loan sellers, one of the originators, one of the sponsors, one of the master servicers, the certificate administrator, the REMIC administrator, the custodian and the certificate registrar. In addition, Wells Fargo Bank, National Association as Swap Counterparty is an affiliate of (i) the master servicer of the Mall at Rockingham Park Whole Loan under the BBSG 2016-MRP Trust and Servicing Agreement, which governs the servicing and administration of the Mall at Rockingham Park Whole Loan, and (ii) the master servicer, the certificate administrator, the tax administrator, the custodian and the certificate registrar under the BACM 2016-UBS10 Pooling and Servicing Agreement, which governs the servicing and administration of the In-Rel 8 Whole Loan.

c)   Optional Termination. In respect of an optional termination of the trust, the first paragraph under the heading “Pooling and Servicing Agreement—Termination; Retirement of Certificates” in the Preliminary Prospectus on page 507 is replaced in its entirety with the following:

     The obligations created by the PSA will terminate upon payment (or provision for payment) to all Certificateholders of all amounts held by the certificate administrator on behalf of the trustee and required to be paid on the Distribution Date following the earlier of (1) the final payment (or related Advance) or other liquidation of the last Mortgage Loan and REO Property (as applicable) subject to the PSA, (2) the voluntary exchange of all the then-outstanding certificates (other than the Class R certificates) for the Mortgage Loans and REO Properties remaining in the issuing entity (provided, however, that (a) the aggregate certificate balance of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-SB, Class A-S, Class B, Class C and Class D certificates and the Class A-4FX regular interest is reduced to zero, (b) there is only one holder (or multiple holders acting unanimously) of the then-outstanding certificates (other than the Class R certificates) and (c) the master servicers consent to the exchange) or (3) the purchase or other liquidation of all of the assets of the issuing entity as described below by the holders of the Controlling Class, either special servicer, either master servicer or the holders of the Class R certificates, in that order of priority. Written notice of termination of the PSA will be given by the certificate administrator to each Certificateholder, each holder of a Serviced Companion Loan and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website). The final distribution will be made only upon surrender and cancellation of the certificates at the office of the certificate registrar or other location specified in the notice of termination.

d)   Additional Available Information. In addition to the information identified in “Description of the Certificates—Reports to Certificateholders; Certain Available Information” in the Preliminary Prospectus, the Distribution Date Statement is expected to include the following additional information: (i) the amount of the distribution on the Distribution Date to the holders of the Class A-4FX Regular Interest allocable to the interest distributable on that class and, with respect to the Class A-4FL certificates (a) information that the amount of interest distributed on such class is the Class A-4FL certificates’ allocable portion of the Interest

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Distribution Amount with respect to the Class A-4FX Regular Interest, and (b) whether a conversion event has occurred and is continuing with respect to the Class A-4FL Swap Contract; (ii) the amount of any (a) payment by the Swap Counterparty under the Class A-4FL Swap Contract as a termination payment, (b) payment to any successor swap counterparty to acquire a replacement interest rate swap contract in respect of the Class A-4FL Swap Contract, and (c) collateral posted in connection with any rating agency trigger event; and (iii) the amount of and identification of any payments on the Class A-4FL certificates in addition to the amount of principal and interest due thereon.

e)   Amendment of the PSA. In addition to other limitations described in “Pooling and Servicing Agreement—Amendment” in the Preliminary Prospectus, no amendment may be made to the PSA that would adversely affect the Swap Counterparty under the Class A-4FL Swap Contract without the consent of the Swap Counterparty. For the avoidance of doubt, any exchange by a holder of a Class A-4FL certificate of any portion of its aggregate outstanding certificate balance for an equal aggregate outstanding certificate balance of Class A-4FX certificates will not be deemed to be an amendment.

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